

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



9 May 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 May 2006, Re: First Announcement Pursuant to the Amended Practice Note no. 17/2005 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 08/05/2006 06:02:59 PM
Reference No SC-060508-72563

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **SILVERSTONE CORPORATION BERHAD**
* Stock name : **SILSTON**
* Stock code : **5061**
* Contact person : **WONG PHOOI LIN**
* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

FIRST ANNOUNCEMENT PURSUANT TO THE AMENDED PRACTICE NOTE NO. 17/2005

* **Contents :-**

In accordance with the requirements of the amended Practice Note No. 17/2005 issued pursuant to the amended paragraph 8.14C of Bursa Malaysia Securities Berhad's ("Bursa Securities") Listing Requirements which took effect on 5 May 2006 ("Amended PN 17"), the Directors of Silverstone Corporation Berhad ("Silverstone" or the "Company") hereby announce that Silverstone is an affected listed issuer as the auditors have expressed a modified opinion with emphasis on the Company's going concern in the Company's latest audited financial statement for the financial year ended 30 June 2005 and the shareholders' equity of Silverstone on a consolidated basis as at 30 June 2005 represented 47.2% of the issued and paid-up capital of the Company.

In respect of the unaudited interim results of the Company for the second quarter ended 31 December 2005, the shareholders' equity of Silverstone on a consolidated basis represented 43.7% of the issued and paid-up capital of the Company.

Pursuant to the Amended PN 17, Silverstone is:

i) given a time frame of 8 months to submit its plan that is substantive and falls within the ambit of Section 32 of the Securities Commission ("SC") Act, 1993 to regularise its financial condition ("Regularisation Plan") to the approving authority;

ii) to announce the status of its Regularisation Plan or its endeavours to formulate such a plan to regularise its financial condition on a monthly basis;

iii) to announce its compliance or failure to comply, with any particular obligation imposed on Silverstone by Bursa Securities pursuant to the Amended PN 17, as and when such obligation becomes due; and

iv) required to appoint a merchant banker or a participating organisation that may act as a principal adviser under the SC's Policies and Guidelines on Issue/Offer of Securities to be appointed by the

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary



8 MAY 2006

Company, to make the announcement on the details of the Regularisation Plan and the timeline for the complete implementation of the Regularisation Plan.

Failure to comply with any of the aforesaid obligations imposed by the Amended PN 17 may lead to suspension or de-listing of the Silverstone shares from Bursa Securities.

The Company is looking into formulating a plan to regularise the condition.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)



....

Secretary

8 MAY 2006



SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

10 May 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 May 2006, Re: Announcement Pursuant to the Amended Practice Note No. 17/2005 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION** on **09/05/2006 06:06:45 PM**
Reference No **SC-060509-78BF9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

---

* Type : ● ***Announcement*** ○ **Reply to query**

* Subject :

Announcement Pursuant to the Amended Practice Note No. 17/2005

* **Contents :-**

We refer to the Company's announcement dated 8 May 2006 and wish to re-state that in the event the Company fails to comply with the obligation to regularise its condition, all of its listed securities shall be suspended from trading on the fifth market day after expiry of the Submission Timeframe or Implementation Timeframe, as the case may be (as defined in the amended paragraph 8.14C of the Listing Requirements of Bursa Malaysia Securities Berhad), and de-listing procedures shall commence against the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

9 MAY 2006